UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 001-34364

OFFICE PROPERTIES INCOME TRUST

(Exact name of registrant as specified in its charter)

Two Newton Place

255 Washington Street, Suite 300,

Newton, Massachusetts

(617) 219-1440

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

5.875% Senior Notes due 2046

(Title of each class of securities covered by this Form)

Common Shares of Beneficial Interest, $.01 par value
6.375% Senior Notes due 2050

(Titles of all other classes of securities for which a duty

to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Office Properties Income Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Office Properties Income Trust

Date: June 14, 2021	By:	/s/ Matthew C. Brown
Matthew C. Brown Chief Financial Officer and Treasurer